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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                       WASHINGTON, D.C. 20549



                             SCHEDULE 13G



              UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           MONTPELIER RE HOLDINGS LTD.
--------------------------------------------------------------------------------
                            (Name of Issuer)


                COMMON SHARES, 1/6 OF A CENT PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                     (Title of Class of Securities)


                               G62185 10 6
            --------------------------------------------------------
                             (CUSIP Number)

                             OCTOBER 10, 2002
--------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   / /       Rule 13d-1(b)

   / /       Rule 13d-1(c)

   /X/       Rule 13d-1(d)


                   (Continued on following page(s))

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CUSIP NO. G62185 10 6
         --------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     WHITE MOUNTAINS INSURANCE GROUP, LTD. (NO. 94-2708455)
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only



-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     BERMUDA

-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person         4,781,572*
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                              10,800,000*
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                              4,781,572*
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                              10,800,000*
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    15,581,572*
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    22.9%*
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    HC, CO
-------------------------------------------------------------------------------


* The reporting person currently owns no common shares of record and beneficially owns (through wholly-owned affiliates) 10,800,000 common shares ("Shares") of Montpelier Re Holdings Ltd. ("Montpelier"). The amounts shown in rows (5), (7), (9) and (11) also include warrants ("Warrants"), which are currently exercisable, to acquire 4,781,572 Shares of Montpelier at a price of $16.67 per Share through January 3, 2012. Montpelier's Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described in Item 4 to this
Schedule 13G.

                                       2

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CUSIP NO. G62185 10 6
         --------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     ONEBEACON INSURANCE COMPANY ("OBIC") (NO. 23-1502700)
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only



-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     PENNSYLVANIA
-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person         0
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                              8,100,000*
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                              0
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                              8,100,000
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    8,100,000
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    12.8%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    IC, CO
-------------------------------------------------------------------------------

* Montpelier's Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described in Item 4 to this Schedule 13G.

                                       3

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CUSIP NO. G62185 10 6
         --------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     PENNSYLVANIA GENERAL INSURANCE COMPANY ("PGIC") (NO. 23-1471444)
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only



-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     PENNSYLVANIA

-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person         0
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                              1,800,000*
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                              0
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                              1,800,000
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,800,000
-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    2.8%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    IC, CO
-------------------------------------------------------------------------------

* Montpelier's Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described in Item 4 to this Schedule 13G.

                                       4

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CUSIP NO. G62185 10 6
         --------------


-------------------------------------------------------------------------------
  1. Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

     THE CAMDEN FIRE INSURANCE ASSOCIATION ("CFIA") (NO. 21-0418860)
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
  3. SEC Use Only



-------------------------------------------------------------------------------
  4. Citizenship or Place of Organization

     NEW JERSEY
-------------------------------------------------------------------------------
Number of Shares           5. Sole Voting Power
Beneficially Owned by
Each Reporting Person         0
With:                      ----------------------------------------------------
                           6. Shared Voting Power

                              900,000*
                           ----------------------------------------------------
                           7. Sole Dispositive Power

                              0
                           ----------------------------------------------------
                           8. Shared Dispositive Power

                              900,000
-------------------------------------------------------------------------------
 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    900,000


-------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /


-------------------------------------------------------------------------------
11. Percent of Class Represented by Amount in Row (9)

    1.4%
-------------------------------------------------------------------------------
12. Type of Reporting Person (See Instructions)

    IC, CO
-------------------------------------------------------------------------------

* Montpelier's Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described in Item 4 to this Schedule 13G.

                                       5

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ITEM 1.
     (a)   Name of Issuer

           Montpelier Re Holdings Ltd. ("Montpelier")
           --------------------------------------------------------------------
     (b)   Address of Issuer's Principal Executive Offices

           Mintflower Place, 8 Par-la-ville Road, Hamilton, HM 08, Bermuda
           --------------------------------------------------------------------

ITEM 2.
     (a), (b), (c)   Name of Person Filing, Address of Principal Business
                     Office and Citizenship

         The persons filing this Statement are WTM (a Bermuda company), OBIC (a Pennsylvania company), PGIC (a Pennsylvania company) and CFIA (a New Jersey company) collectively referred to herein as the "Reporting Persons". OBIC, PGIC and CFIA are indirect wholly-owned subsidiaries of WTM.

         The principal business and office address of WTM is 80 South Main Street, Hanover, NH 03755 and the principal business and office address of OBIC, PGIC and CFIA is One Beacon Street, Boston, MA 02108.

           --------------------------------------------------------------------
     (d)   Title of Class of Securities

            Common shares, par value 1/6th of a cent per share
           --------------------------------------------------------------------
     (e)   CUSIP Number

           G62185 10 6
           --------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) or 240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

           (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

           (b)  / / Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c)

           (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

           (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

           (e) / / An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

           (f) / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

           (g) / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

           (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

           (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

           (j)  / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

                                       6

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ITEM 4.   OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:
               15,581,572* Shares
           --------------------------------------------------------------------
          (b)  Percent of Class:
               22.9%
           --------------------------------------------------------------------
          (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote
                        4,781,572* Shares
                  -------------------------------------------------------------
                  (ii)  Shared power to vote or to direct the vote
                        10,800,000* Shares
                  -------------------------------------------------------------
                  (iii) Sole power to dispose or to direct the disposition of
                        4,781,572* Shares
                  -------------------------------------------------------------
                  (iv) Shared power to dispose or to direct the disposition of 10,800,000* Shares
                  -------------------------------------------------------------

----------
* The amounts shown in rows (a) and (b) include, and the amounts shown in rows
(c)(i) and (c)(iii) represent, warrants, which are currently exercisable, to acquire 4,781,572 Shares of Montpelier at a price of $16.67 per Share through January 3, 2012. Montpelier's Bye-laws reduce the total voting power of any shareholder owning more than 9.5% of its Shares to 9.5% of the total voting power of all Shares as further described below.

In general, except as provided in Montpelier's Bye-laws, shareholders have one vote for each Share held by them and are entitled to vote on a non-cumulative basis at all meetings of shareholders. Montpelier's Bye- laws, provide, among other things, that if, and so long as, the "controlled Shares" (as defined below) of any person would otherwise represent more than 9.5% of the voting power of all of the Shares entitled to vote generally at an election of directors, then the votes conferred by the controlled Shares owned by such person shall be automatically reduced by whatever amount is necessary so that after any such reduction the votes conferred by the controlled Shares of such person shall constitute 9.5% of the total voting power of all the Shares entitled to vote generally at any election of directors. "Controlled Shares" means, among other things, all Shares that a person is deemed to beneficially own, directly, indirectly or constructively (within the meaning of Section 958 of the United States Internal Revenue Code of 1986, as amended). Therefore, as of the date hereof, the Reporting Person presently believes that it would not be entitled to more than 9.5% of the voting power of all the Shares entitled to vote generally at any election of directors.

In addition, certain affiliates of the Reporting Person are parties to a shareholders agreement which grants such affiliates certain registrations rights, tag-along rights with respect to proposed sales of 20% or more of the outstanding Shares by a shareholder (or group of shareholders) and certain information rights with respect to Montpelier. The shareholders agreement is filed as Exhibit 10.1 to Montpelier's S-1 registration statement (Registration No. 333-89408).


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

          OBIC, PGIC and CFIA are insurance companies as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       8

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                                  SIGNATURES



       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2003

                                         WHITE MOUNTAINS INSURANCE GROUP, LTD.


                                         BY: /s/ J. Brian Palmer
                                             ----------------------------------
                                             Name: J. Brian Palmer
                                             Title: Chief Accounting Officer


                                         ONEBEACON INSURANCE COMPANY


                                         BY: /s/ Roger M. Singer
                                             ----------------------------------
                                             Name: Roger M. Singer
                                             Title: General Counsel and Senior
                                                    Vice President


                                         PENNSYLVANIA GENERAL INSURANCE COMPANY


                                         BY: /s/ Roger M. Singer
                                             ----------------------------------
                                             Name: Roger M. Singer
                                             Title: General Counsel and Senior
                                                    Vice President


                                         THE CAMDEN FIRE INSURANCE ASSOCIATION


                                         BY: /s/ Roger M. Singer
                                             ----------------------------------
                                             Name: Roger M. Singer
                                             Title: General Counsel and Senior
                                                    Vice President


                                       9